February 10, 2006
Mr. Brad Skinner, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549-0510
Re:	Ansoft Corporation
Form 10-K for Fiscal Year Ended April 30, 2005
Filed June 7, 2005
Form 10-Q for Fiscal Quarter Ended October 31, 2005
Filed November 18, 2005
Form 10-Q for Fiscal Quarter Ended July 31, 2005
Filed August 19, 2005
Form 8-K Filed November 16, 2005
File No. 0-27874
Dear Mr. Skinner:
We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “SEC”) received by your letter dated February 2, 2006 relating to the items listed above. Below are detailed responses keyed to your letter.
1.	Comment: In your press release dated November 16, 2005, you present certain financial data (net income and diluted earnings per share) for the quarter ended October 31, 2005 on a non-GAAP and pro forma basis. The disclosures related to these non-GAAP amounts do not sufficiently address the reasons and impact of presenting the measures. As the adjusted amount eliminates amortization of intangible assets, the following additional disclosure appears necessary:
•	the manner in which you use the non-GAAP measure to conduct or evaluate your business;
•	the economic substance behind your decision to use such measure;
•	the material limitations associated with use of the non-GAAP financial measure;
•	the manner in which you compensate for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.
Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Regulation S-K, Item 10(e) (ii) (E). Revise the disclosure to eliminate any reference to “pro forma” results. The information you have presented in the press release should be referred to as “non-GAAP” and not “pro forma.”

For further guidance, refer to Question 8, of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Tell us, in specific detail, how you intend to address these matters in future filings. As part of your response, consider providing us with example disclosure.

Response: The Company proposes removing ”pro forma” when referencing non-GAAP financial measures and include the appropriate reference pursuant to Regulation S-K beginning immediately in all future filings with the SEC.

The Company believes the non-GAAP financial measure which excludes acquisition-related amortization provides useful information to investors because it provides additional insight into our core operations and also a consistent basis for comparison between quarters not influenced by certain non-cash items. The Company does not acquire businesses on a predictable cycle. As a result, management has difficulty comparing the Company’s profitability as measured by net income on a period to period basis unless it excludes acquisition-related amortization because it may appear in one period but not in the comparable period. Further, management finds it useful to exclude non-cash charges in order to more readily correlate the Company’s operating activities with the Company’s ability to generate cash from operations and more accurately predict liquidity requirements. Finally, this same financial measure is used by analysts to track our performance relative to established financial targets as well to our competitors who use similar measures.

Starting immediately in all future filings with the SEC, the Company will include the following disclosure when presenting non-GAAP financial measures that exclude amortization expense:

Pursuant to the requirement of Regulation G, the Company has provided a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure. These measures differ from GAAP in that they exclude acquisition-related amortization. The Company has provided this measurement in addition to GAAP financial results because it believes the non-GAAP financial measure provides useful information to investors in that it provides additional insight into our core operations and a consistent basis for comparison between quarters not influenced by certain non-cash items. The Company does not acquire businesses on a predictable cycle. As a result, management has difficulty comparing the Company’s profitability as measured by net income on a period to period basis unless it excludes acquisition-related amortization because it may appear in one period but not in the comparable period. Further, management finds it useful to exclude non-cash charges in order to more readily correlate the Company’s operating activities with the Company’s ability to generate cash from operations and more accurately predict liquidity requirements. Finally, this same financial measure is used by management to track the Company’s performance relative to externally communicated financial targets and to competitors’ operating results. The additional non-GAAP financial information presented should be considered in conjunction with, and not as a substitute for, the financial information presented in accordance with GAAP.
As required by the staff, the following acknowledgements are provided by the Company:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Sincerely yours,
/s/ Nicholas Csendes
Nicholas Csendes
Chief Executive Officer
cc:	Scott Westwood, McGuireWoods LLP Michael Martin, KMPG LLP